Siyata Mobile Inc.

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

May 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Matthew Crispino, Staff Attorney

Re: Siyata Mobile Inc.

Withdrawal of Acceleration Request for Registration Statement on Form F-1

File No. 333-278697

Ladies and Gentlemen:

Mr. Crispino:

Reference is made to our letter, dated May 2, 2024, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 PM Eastern Time on May 6, 2024. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very Truly Yours,

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

cc:	Ross Carmel, Sichenzia Ross Ference Carmel LLP